SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 2nd, 2017

DATE, TIME AND PLACE: October 2nd, 2017, at 9.00 a.m., at the headquarters of TIM Participações S.A. ("Company"), in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. Alberto Emmanuel Carvalho Whitaker; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. Justified Absence of Mrs. Sabrina Valenza.  The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the resignation of a Board of Directors’ Member; (4) To resolve on agreements for the supply of goods and/or services between the subsidiaries of the Company, TIM Celular S.A. and/or TIM S.A., and Italtel do Brasil Ltda.; (5) To resolve on the Conflict of Interests Policy of the Company; (6) To acknowledge on the results of the Company’s Long-Term Incentive Plan (“Plan”) and to resolve on the conditions for the exercise of the options for the purchase of shares; (7) To resolve on the proposal of the Share Buyback Program; and, (8) To resolve on the appointment of Statutory Officer of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:
(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meetings held on August 23rd and September 26th, 2017, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on September 26th, 2017, in accordance with the report presented by Mr. Herculano Aníbal Alves, Chairman of the CCR.

(3) Acknowledged on resignation letter from Mrs. Elisabetta Colacchia to the position of member of the Board of Directors and of the Compensation Committee, effective as of July 31st, 2017.

(4) Approved the agreement of supply of services and goods to be entered into between the subsidiaries of the Company, TIM Celular S.A. and/or TIM S.A., in the total amount of R$2,081,673.00 (two million, eighty-one thousand, six hundred and seventy-three Reais) considering the Statutory Audit Committee’s favorable opinion at its meeting held on September 26th, 2017, and according to the material presented, which is filed at the Company's head offices.

(5) Approved the revision of the Conflict of Interests Policy of the Company, according to the material presented, which is filed at the Company's head offices.

(6) In connection with the Company’s Long-Term Incentive Plan (“Plan”), resolved at the Extraordinary Shareholders Meeting of April 10th, 2014, the Directors acknowledged on the results evaluated for (i) the 3rd vesting period of the 2014 Grant, (ii) the 2nd vesting period for the 2015 Grant, and (iii) the 1st vesting period for the 2016 Grant, and approved the conditions for the exercise of these options as follows: the opening of the term for the exercise period for the full term of the grant of the respective options’ instruments, the grant of shares held in treasury to the beneficiaries of the Plan to exercise their options, definition of a term of up to 10 business-days for the beneficiary of an option to be able to pay the acquisition price, and the non-exercise of the Company’s preferential right to purchase, all according to material filed at the Company's head offices. The Company’s Board of Statutory Officers is hereby authorized to carry all acts necessary to implement the resolutions approved herein.

(7) The Members of the Board approved the buyback of the shares issued by the Company to be held in treasury and for future selling or cancelling, without reduction of the Company’s stock capital (“Share Buyback Program”), considering the following:

(7.1) Purpose: to acquire shares issued by the Company to cover the exercise of stock options within the scope of the Plan.

(7.2) Number of shares (i) for free float and (ii) held in treasury: There are currently 808,429,971 (eight hundred and eight million, four hundred twenty-nine thousand, nine hundred and seventy-one) common shares on free float and 598,756 (five hundred and ninety-eight thousand, seven hundred and fifty-six) common shares held in treasury.
(7.3) Number of shares that may be acquired or sold: up to 2,354,685 (two million, three hundred and fifty-four thousand, six hundred and eighty-five) common shares of the Company ("Shares") may be acquired. The Company’s Board of Statutory Officers may decide the best moment, within the term of the Share Buyback Program, to accomplish the acquisitions of the Shares, and may accomplish one or several acquisitions.

(7.4) Allocation of resources received: in the event of the sale of shares acquired in the context of the Share Buyback Program, the allocation of funds will be decided in due time, when there will be appropriate communication to the market.

(7.5) Maximum period for settlement of authorized transactions: beginning on the date of the Board of Directors' resolution, remaining in force until October 2nd, 2018, with the acquisitions being carried out at the Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão), at market prices, observing the applicable legal and regulatory limits.

(7.6) Intermediary financial institutions: BRADESCO S.A. CTVM., with offices at Av. Paulista, 1450, 7th floor, São Paulo/SP, CEP 01310-917; and BRASIL PLURAL CCTVM S/A, with offices at Rua Surubim, 373 – 1st floor, São Paulo/SP, CEP 04571-050.

(7.7) Available resources: balances of capital and profit reserves, which total R$5,514,382,584 (five billion, five hundred and fourteen million, three hundred eighty-two thousand, five hundred and eighty-four Reais), pursuant to art. 7, paragraph 1, of CVM Instruction nº 567 of September 17, 2015 (“ICVM 567”).

(7.8) In accordance with art. 5 of ICVM 567, the members of the Board of Directors of the Company's provided the information contained in Appendix I to these minutes, and authorized the Company's Statutory Officers to carry our all necessary acts to complete the transaction.

(8) Acknowledged on the resignation letter from Mr. Rogério Tostes Lima to the position of Investor Relations Officer. The Members of the Board thanked Mr. Rogério Tostes Lima for his commitment and dedication on the exercise of his duties throughout his term, and wished success in his future professional endeavors.

(8.1) Due to the resignation letter presented, the Board of Directors’ resolved, unanimously, to elect Mr. Adrian Calaza, Argentinean citizen, married, bachelor in business administration, bearer of RNE nº V406011-M, enrolled in the taxpayers’ roll (CPF/MF) number 059.618.647-90, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, 22.775-057, to the position of Investor Relations Officer, whose activities and duties will be carried out by him simultaneously with the position of Chief Financial Officer (“CFO”) of the Company. The Officer elected hereby declares, under penalty of law, that he is not involved in any of the crimes provided for by law that prevents him from performing business activities, in accordance with Article No. 147 of Law No. 6,404, of December 15, 176, and also informs, that he will present the term of investiture, the statement provided by the Comissão de Valores Mobiliários (“CVM”) Instruction No. 367/2002, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

(8.2) In view of the above, the Company’s Board of Statutory Officers shall be composed by: (i) Chief Executive Officer, Stefano De Angelis; (ii) Chief Financial Officer and Investor Relations Officer, Adrian Calaza; (iii) Chief Operating Officer, Pietro Labriola; (iv) Purchasing & Supply Chain Officer, Daniel Junqueira Pinto Hermeto; (v) Regulatory and Institutional Affairs Officer, Mario Girasole, (vi) Legal Officer, Jaques Horn; and (vii) Chief Technology Officer, Leonardo de Carvalho Capdeville. The Statutory Officers will remain in office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2018;

(8.3) In view of the above, the limits of the authority of the Statutory Officers of the Company are as follows: (i) Chief Executive Officer: full power and the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company up to the maximum amount of R$30,000,000.00 (thirty million Reais) per operation or series of related operations; (ii) Chief Financial Officer: full power and the authority to, acting individually, carry out any and all act and sign any and all document, on behalf of the Company, specifically related to the financial and treasury operations, including taking and granting loans, authorization and execution of payments, transfers, investments and resource withdrawals, assignment and discount bonds, up to the maximum amount of R$ 30,000,000.00 (thirty million Reais) per operation or related series of operations, and to carry out any other acts and sign any and all document on behalf of the Company,  within his respective operating area, up to the maximum amount of R$5,000,000.00 (five million Reais) per operation or series of related operations; (iii) the other Statutory Officers of the Company: full power and the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, within their respective operating areas, up to the maximum amount of R$5,000,000.00 (five million Reais) per operation or series of related operations.

The limits of authority above described do not apply to the cases of execution of agreements related to the sales of goods and services, in which the Company is qualified as the hired party or the provider of the services or the goods.  All Statutory Officers, irrespective of their operating areas, may carry out any and all acts and sign all and any document on behalf of the Company which have been previously approved by Company’s competent corporate bodies. The Statutory Officers of the Company will have the power to grant powers of attorney on behalf of the Company up to their respective limits of authority set above and pursuant to the Company's Bylaws.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Alberto Emmanuel Carvalho Whitaker; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 2nd, 2017.

JAQUES HORN
Secretary

APPENDIX I
APPENDIX 30-XXXVI OF CVM 480 INSTRUCTION

1. Justify in detail the objective and expected economic effects of the operation:

The purpose of the Share Buyback Program is to acquire shares issued by the Company to cover the exercise of the options of acquisition of shares under the Company’s Long-Term Incentive Plan (“Plan”).

2. Inform the number of shares (i) for free float and (ii) already held in treasury:

There are currently 808,429,971 (eight hundred and eight million, four hundred twenty-nine thousand, nine hundred and seventy-one common shares on free float and 598,756 (five hundred and ninety-eight thousand, seven hundred and fifty-six) common shares held in treasury.

3. Inform the number of shares that may be acquired or sold:

Up to 2,354,685 (two million, three hundred and fifty-four thousand, six hundred and eighty-five) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, which correspond to 0.10% of the total common shares of the Company or 0.30% of the total free float shares. The Company’s Board of Statutory Officers may decide the best moment, within the term of the Program, to accomplish the acquisitions of the Shares, and may accomplish one or several acquisitions.

4. Describe the main characteristics of the derivative instruments that the company may use, if any:

Not applicable.

5. Describe, if any, any agreements or voting guidelines that exist between the company and the counterpart of the:

Not applicable.

6. In the case of transactions carried out outside organized securities markets, inform: a. the maximum (minimum) price by which the shares will be acquired (sold); and b. if applicable, the reasons which justify the operation at prices higher than 10% (ten percent), in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous ten (10) trading sessions:

Not applicable.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholder control or the administrative structure of the company

Not applicable.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules applicable to this subject, also provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009.

Not applicable.

9. Indicate the allocation of resources received, if applicable:

In the event of the sale of shares acquired in the context of the Program, the allocation of funds will be decided in due time, when there will be appropriate communication to the market.

10. Indicate the maximum period for the settlement of authorized transactions

Beginning on the date of the Board of Directors' resolution, remaining in force until October 2nd, 2018, with the acquisitions being carried out on Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão), at market prices, observing the applicable legal and regulatory limits.

11. Identify the institutions that will act as intermediaries, if any:

BRADESCO S.A. CTVM., with offices at Av. Paulista, 1450, 7th floor, São Paulo/SP, CEP 01310-917; and BRASIL PLURAL CCTVM S/A, with offices at Rua Surubim, 373, 1st floor, São Paulo/SP, CEP 04571-050.

12. Specify the resources available to be used, in the form of art. 7, paragraph 1, of CVM Instruction No. 567, of September 17, 2015:

The resources to be used are comprised of the balances of capital and profit reserves, which total R$5,514,382,584 (five billion, five hundred and fourteen million, three hundred eighty-two thousand, five hundred and eighty-four Reais), as per the Interim Financial Statements dated as of June 30, 3017, except for the reserves pursuant to art. 7, paragraph 1, of CVM Instruction No. 567.

13. Specify the reasons why the members of the Board of Directors feel comfortable that the buyback of shares will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends:

Taking into account that the buyback’s objective is to cover the exercise of stock options under the Plan, limiting the acquisition up to 2.354.685 (two million, three hundred and fifty-four thousand, six hundred and eighty-five) Shares that, quoted as of September 29, 2017, amount to R$ 27,196,611.75 (twenty-seven million, one hundred ninety-six thousand, six hundred and eleven Reais and seventy five cents) the Members of the Board of Directors of the Company understand that the Share Buyback Program will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends, since, according to the Interim Financial Statements as of June 30, 2017, the Company's cash position is of R$3.422.500.023,78 (three billion, four hundred twenty-two million, five hundred thousand, twenty three Reais and seventy-eight cents).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 2, 2017	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Investor Relations Officer and Chief Financial Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.